Exhibit 99.1

Catalyst Paper named one of Canada's top corporate citizens

RICHMOND, BC, June 3, 2015 /CNW/ - Catalyst Paper (TSX:CYT) today announced that it has been named for the ninth consecutive year as one of the Best 50 Canadian Corporate Citizens by Corporate Knights, "the magazine for clean capitalism", which reports on corporate sustainability and transparency and produces numerous indices, including Canada's Best 50 Corporate Citizens.

"We are proud to be recognized for our long-term commitment to environmental sustainability and stewardship," said Joe Nemeth, President and CEO. "We voluntarily produced our first Sustainability Report in 1993 and have strived ever since in our commitment to sustainability through efforts at certified fibre sourcing and chain of custody, manufacturing efficiency, green-energy generation and making paper products responsibly."

This year, Catalyst was one of 153 companies considered by Corporate Knights for its Best 50 list, and evaluated across 12 key performance indicators covering resource, employee and financial management, and from information that was disclosed voluntarily in Catalyst's public reports, financial filings and sustainability reports.

The honour reflects Catalyst's ongoing commitment and engagement with many partners and organizations to implement real sustainability and capacity-building initiatives. Our areas of work include helping protect the Great Bear Rainforest, developing transparency in reporting environmental impact, supporting growth of forest certification schemes, and supporting development and implementation of carbon reduction policies and practises.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Graham Kissack, Sustainability Consultant, (250) 929-0123, or Eduarda Hodgins, Director Organization Development and Communications, (604) 247-4369

CO: Catalyst Paper Corporation

CNW 17:18e 03-JUN-15